Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following is a transcript of a video that was made available on the CBOE Holdings website and referenced in a newsletter distributed to employees of CBOE Holdings and Bats on January 18, 2017:

S&P 500 Index Options

Hi I’m Russell Rhoads, director of education for the Options Institute here at CBOE. I’m going to spend the next couple of minutes telling you about something that’s very important to the exchange, S&P 500 Index options. Before I get going a couple of disclosure slides—all of this information is also available on the bottom part of your screen.

So S&P 500 Index options, they’re broad-based index options, they’re the most actively traded broad-based index options in the U.S. They are European style, which means they can only be exercised at expiration and they’re also cash settlement, which means if they’re in the money if you own an option contract that’s in the money, you actually get a cash payment, if you’re short an option that is in the money, you’re actually going to have a debit to your account or you’ll have to pay out a little bit. The notional value of SPX options is pretty darn large compared to other option contracts. In fact, as I sit here, the S&P 500 is around $22.50 and that puts the notional value of an SPX option contract at $225,000.

We have several different versions of SPX options. Briefly, we’ve got Monday, Wednesday and Friday option contracts now. We refer to the Monday, Wednesday and on-third-Friday SPX options contracts as Weeklys. We also have month-end option contracts and then SPXPM, which settle on the third Friday of the month in the evening instead of on the open like the traditional SPX option contracts.

We have a wide number or a wide variety of expiration dates available at any time. As I sit here on December 20, I believe there are 34 on this screen right here. The ones in green are traditional third-Friday options, which if we backtrack five years or so, would be the only ones available to trade. So you can see we have greatly expanded the number of expirations available. And also on a daily basis, about a third of our SPX volume occurs in option contracts that only have about 10 days left to expiration. That shows that there has been really strong demand for adding shorter dated expirations, adding those Monday and Wednesdays in addition to Friday Weeklys.

So just a quick comparison of SPY and SPX. The SPX is pretty much 10 times the size of SPY, there’s always a little bit of wiggle room in there, but there’s just about always very close to a 10 to 1 relationship. If you have a SPY option contract and you hold it through expiration, if it is in the money, you may go through the assignment or exercise process and end up with a long or short position in the SPY exchange traded fund. With index options, if they’re in the money it results in a cash transfer. Also the SPX options are European style, can only be exercised at expiration, whereas SPY options are American style and can actually be exercised or assigned on you if you’re short any time up to and including expiration.

And then finally, CBOE has done a very good job of coming up with a wide number of benchmark indexes. This is the full list of benchmark indexes that utilize SPX options, it’s not the full list of benchmark indexes that we have available at CBOE. But these all show the returns from different types of systematic trading programs that would use SPX option contracts.

So thanks for joining me, and we’ll see you in our next video where we talk about Russell 2000 Index options.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets, Inc., which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.